UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 03 December 2014

Commission File Number: 001-31318

**GOLD FIELDS LIMITED**
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:       **ZAE000018123**

**DEALINGS IN SECURITIES**

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr PA Schmidt a director of Gold Fields Limited, Mr JH Pauley a director of a major subsidiary Gold Fields Orogen BVI Limited, Mr NA Chohan and Ms LN Samuel directors of Gold Fields Operations Limited & GFI Joint Venture Holdings (Pty) Limited, Mr A Baku a director of a major subsidiary Gold Fields Ghana (Pty) Limited, and Mr E Balarezo, a director of a major subsidiary Gold Fields La Cima, Mr BJ Mattison, Ms TL Harmse and Mr JW Jacobsz, prescribed officers, have all sold some or all of their Bonus Shares ("BS") which were awarded to them in terms of the Gold Fields Limited 2012 Share Plan as amended.

**Bonus Shares** are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Details of the transaction are set out below.

| Name | PA Schmidt |
|---|---|
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 47,311 |
| Class of Security | Ordinary shares |
| Market Price per share | R44.6113 |
| Total Value | R2,110,605 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| Name | JH Pauley |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 17,224 |
| Class of Security | Ordinary shares |
| Market Price per share | R44.6113 |
| Total Value | R768,385 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |

| Name | NA Chohan |
|---|---|
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 7,630 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.6113 |
| Total Value | R340,384 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| Name | NA Chohan |
| Nature of transaction | Off market vesting of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares | 10,537 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.7951 |
| Total Value | R472,006 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| Name | LN Samuel |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 19,146 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.6113 |
| Total Value | R854,128 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| Name | A Baku |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 27,235 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.6113 |
| Total Value | R1,214,989 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| Name | E Balarezo |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares – sold | 38,136 |
| Class of Security | Ordinary shares |

| | |
|---|---|
| Market Price per Share | R44.6113 |
| Total Value | R1,701,297 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| **Name** | **BJ Mattison** |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 21,953 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.6113 |
| Total Value | R979,352 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| **Name** | **TL Harmse** |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 11,609 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.6113 |
| Total Value | R517,893 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |
| **Name** | **JW Jacobsz** |
| Nature of transaction | On market sale of shares in terms of the above scheme |
| Transaction Date | 02 December 2014 |
| Number of Shares - sold | 29,420 |
| Class of Security | Ordinary shares |
| Market Price per Share | R44.6113 |
| Total Value | R1,312,464 |
| Vesting Period | Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date. |
| Nature of interest | Direct and Beneficial |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

03 December 2014
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 03 December 2014

By:      /s/ Nicholas J. Holland

Name:    Nicholas J. Holland
Title:       Chief Executive Officer